People’s United Financial, Inc.

850 Main Street

Bridgeport, CT 06604

February 13, 2007

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Webb

Re:	People’s United Financial, Inc.
Registration Statement on Form S-1 (Registration No. 333-138389)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, People’s United Financial, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 10:00 a.m. on Wednesday, February 14, 2007, or as soon as practicable thereafter.

The Company acknowledges that:

•

Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Matthew Dyckman of Thacher Proffitt & Wood LLP at (202) 347-8400.

Very truly yours,

PEOPLES UNITED FINANCIAL, INC.

By:	/s/ John A. Klein
John A. Klein President and Chief Executive Officer

MORGAN STANLEY & CO.

            Incorporated

1585 Broadway

New York, NY 10036

RYAN BECK & CO., INC.

18 Columbia Turnpike

Florham Park, NJ 07932

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	People’s United Financial, Inc.

REGISTRATION STATEMENT NO. 333-138389

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we as representatives of the several Agents, wish to advise you that electronic copies of the Registration Statement, Form S-1 as filed on February 13, 2007, were distributed to each of the Agents, and that no copies of the Preliminary Prospectus were distributed, during the period February 13, 2007 through February 14, 2007.

We were advised on February 13, 2007 by the Corporate Finance Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of People’s United Financial, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 10:00 a.m. on February 14, 2007, or as soon as possible thereafter.

Very truly yours,

MORGAN STANLEY & CO. Incorporated

By:	/S/ JOHN TYREE
John Tyree Executive Director

RYAN BECK & CO., INC.

By:	/S/ ROBIN P. SUSKIND
Robin P. Suskind Managing Director